U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                OREX CORPORATION
                 (Name of Small Business Issuer in its Charter)

                 DELAWARE                              11-3358602
      (State or other jurisdiction                   (IRS Employer
    of incorporation or organization              Identification No.)

      255 Alhambra Circle, Suite 975
          Coral Gables, Florida                          33134
  (address of principal executive offices)             (Zip Code)

                    Issuer's Telephone Number (305) 444 5890

Securities to be registered under Section 12(b) of the Act

      Title of each class                 Name of each exchange on which
      to be so registered                 each class is to be registered

            NONE                                NONE

Securities to be registered under Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
            (Title of Class)





SPECIAL NOTE - FORWARD LOOKING STATEMENTS

      Certain statements contained in this Registration Statement, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the regulatory framework of the mining industry; the ability of the Company to sustain, manage or forecast its growth; the success and then the acceptance of new mining techniques; adverse publicity; competition; changes in business strategy or development plans; business disruptions; the ability to attract and retain talented personnel; the ability to protect technology; and other factors referenced in this Registration Statement. Given these uncertainties, readers of this Registration Statement and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. In evaluating such statements and in making any investment decisions, prospective investors should specifically consider the various factors identified in this Prospectus, which could cause actual results to differ materially from those indicated by such forward-looking statements. In addition, when used in this Prospectus, the words "intends to," "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements.

EXHIBITS

      The  following  is a list of  Exhibits  filed as part of the  Registration
Statement:

2.1       Agreement  and  Plan  of  Reorganization   Medalion   Services,   Inc.
          Acquisition of Orex Gold Mines Corporation.

2.2 Merger Agreement and Plan of Reorganization By and Among Orex Gold Mines Corporation and Santa Maria Mining Company.

2.3 Merger Agreement and Plan of Reorganization By and Among Orex Gold Mines Corporation and Arch Mining Company.

3.1(i) Certificate of Incorporation of Medalion Services, Inc. filed January 8, 1997.

3.2(i) Certificate of Amendment of Certificate of Incorporation of Medalion Services, Inc., filed February 28, 1997.

3.3(i) Certificate of Amendment of Certificate of Incorporation of Medalion Services, Inc., filed February 23, 1999

3.4(i)    Action  in  Writing  By   Directors/Officers   and  Amendment  of  the
          Certificate of Incorporation of Orex Gold Mines Corporation, filed November 8, 1999.

3.5(i)    Articles of Incorporation of Orex Minerals Corporation.

3.1(ii)   Bylaws of the Company.

4.1       Specimen stock certificate for Registrant's Common Stock.

5.1       Legal Opinion of Roland Sanchez Medina, Jr. dated April 13, 1999.

5.2       Legal  Opinion of Roger  Kimmel,  Jr. & Associates  dated  October 20,
          1999.

5.3       Legal Opinion of Roger Kimmel, Jr. & Associates dated October 1, 1999.

5.4 Legal Opinion of Roland Sanchez Medina, Jr. re: Barry Abrams' consulting agreement.

5.5       Legal Opinion of Donald J. Shaw, re: Micron Mining.

10.1      Consulting agreement with Damask Holdings, Ltd.

10.2      Consulting agreement with Harry Tramp.

10.3      Consulting agreement with Kelly Johnston.

10.4      Consulting agreement with WebcastMedia.net.

10.5      Consulting agreement with Barry Abrams. ( Medalion )

10.6      Warren Hemedinger's employment agreement.

10.7      Gregory Finney's employment agreement.

10.8      Consulting agreement with Barry Abrams. ( Orex )

10.9      Consulting agreement with Micron Mining.

99.1      Board Resolution of Medalion Services,  Inc., authorizing the exchange
          and  issuance  of  stock   pursuant  to  the  Agreement  and  Plan  of
          Reorganization.

99.2 Correspondence from Medalion to Orex, concerning a distribution of 4,400,000 unregistered free trading shares.

99.3      Board Resolutions and Treasury Orders re: Consulting agreements.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

      The Company intends to make silica its primary product. Silica is the most common mineral in the earth's crust. It has been estimated that silica and silicate minerals in all of their forms make up 95% of the earth's crust. Although normally clear or white, silica is found in a broad range of colors due to impurities commonly found within it. Most deposits of silica possess little economic importance. This is because of the impurities found in quartz. Quartz is found in ranges from coarsely crystalline to cryptocrystalline. Many mineral impurities cannot be separated from the silica matrix by conventional milling and processing technology. As a consequence, most of the operating silica mines in the world are currently exploiting a dwindling supply of high purity, defined as 98% to 99% SiO2, silica sands.

      Silicon materials can be divided into two groups - one that follows the silica sand/sodium silicate route and the other that follows the lump quartz/silicon metal route. The necessity of milling the type of silica quartz found at the Company's Santa Maria location for the removal of precious metals would preclude entering the lump quartz/silicon metal route due to physical specifications. The process utilizes an electric arc furnace that cannot tolerate fine material. The quartz produced from the Company's Santa Maria deposit easily falls within the "flux" market for smelting operations, although the market is considered "low end" and precious metals' value would not be recovered. This market would not support mining operations due to shipping costs and associated expenses due to the remote facility of the mine. The nearest smelter, the Asarco Hayden Smelting Plant in Hayden, Arizona, is 140 miles from the mine site. The current market for this grade or quartz material is $25 to $30 ton. There is interest expressed by several groups to purchase Santa Maria material for this purpose.

      The sodium silicate group of products, which relates to Santa Maria material, includes such items as sodium silicates, potassium silicates, soda-alumina silicates, calcium silicates, silica gels, precipitated silicas, and synthetic silicas. Though more restrictive in the quality of the quartz used in these products, the assay values indicate that Santa Maria quartz vein material can readily enter this market. From this route, it can enter the "higher end" silica market that includes: detergents, including both domestic and industrial washing powders; chemicals such as silica gels, desiccants, matting agents, water treatment, welding rod coatings, and froth flotation agents used in mineral beneficiation; fumed silica, used in paints, adhesives, cosmetics, rubbers, pharmaceuticals and other industrial applications; precipitated silicas, silicates for rubber reinforcement, functional fillers for inks's adhesives, sealants, carriers for pesticides and extenders in emulsion paints.

      The "higher end" market represents a very small part of silica production and markets. In this grade of silica, stringent specifications require 99.9% silica, with contaminants of less than 0.006%. Prices for this "higher end" market range from $250 to $750 ton. Management believes that the Santa Maria quartz  will be able to enter the  "higher  end"  market  with  some  additional research and development of processing methods that are currently being evaluated. The Santa Maria quartz is currently carrying 0.07, so it must be further refined to bring it into this spec of 0.006%. The company believes two impurities can be removed from the Santa Maria quartz for approximately $3.00 per ton and, with these removed, the finished product may qualify for this "higher end" market.

      There is still one market for silica above the "higher end" tier, which is known and referred to as the "highest end." This market represents a very small part of silica production and markets. To qualify for this grade, silica specifications require 99.9% and less than a few parts per million of contaminants. This grade of quartz is utilized as natural crystals, crushed quartz, and quartzite, as fine ground silica, and as naturally occurring quartz sand. The optical properties of the quartz crystal make it unusually suitable for high quality lenses, lens components, wedges, plates and prisms. The piezoelectric properties of quartz make it indispensable in communication (fiber optics), time control, and other electronic devices (semiconductors, etc). These uses require the best colorless and defect free crystals, which are usually cultured. "Lascas" is the silicon fee stock material used to culture these crystals. Lascas is quartz crystal and crystalline material of extremely high chemical purity, where impurities are measured in parts per million. To produce 1 kilogram of as-grown quartz, you need between 1.3 and 1.4 kilograms of lascas. Lascas is the most prominent of the products that enter the "highest end" market. The Santa Maria quartz vein material has yet to be purified to a level that would allow it to enter this market.

      At the Santa Maria mine and other nearby mining operations, the recovery of precious metals has always been the primary focus of mining endeavors. To date, no operator has focused upon the Santa Maria quartz and the silica market. Management believes that the Santa Maria mine should be operated as a silica mine and not as a precious metal operation. The value of metals associated with the silica, which includes gold and silver, will only make the project much more attractive as a commercial venture.

BUSINESS DEVELOPMENT

      The Company was formerly known as Medalion Services, Inc. ["Medalion"]. It was formed on January 9, 1997 in Delaware. Medalion's business consisted of the marketing, distribution and sale of industrial cleaning products. By late 1998, Medalion, the Company, became dormant. On or about February 17, 1999, Medalion entered into a business combination transaction with another Delaware corporation called Orex Gold Mines Corporation [hereafter "Orex Gold Mines" or just "Orex"]. Orex Gold Mines was known as The Lucky Seven Gold Mines Corporation until January 14, 1999, when it changed its name to Orex Gold Mines. The business combination transaction between Orex Gold Mines and Medalion was called an "Agreement and Plan of Reorganization Medalion Services, Inc. Acquisition of Orex Gold Mines Corporation" [hereafter the "Agreement and Plan of Reorganization"]. Pursuant to this Agreement and Plan of Reorganization, Medalion acquired all of the outstanding stock of Orex Gold Mines, thereby making Orex Gold Mines a wholly owned subsidiary of Medalion (the "Acquisition"), followed by an exchange of the capital stock of Orex for voting common stock of Medalion (the "Reorganization"). On November 8, 1999, the Company changed its name from Orex Gold Mines Corporation to Orex Corporation.

THE COMPANY

      Orex Corporation (hereafter referenced as "Orex" or the "Company") is a start-up business headquartered at 255 Alhambra Circle, Suite 975, Coral Gables, Florida, Florida 33134. The Company's telephone number is (305) 444 5890. The Company's field office is located at 521 1/2 West Wickenburg Way, Wickenburg, Arizona 85390. The Company has had no revenue from operations since inception and has no current customers. There has not been any bankruptcy filing, receivership or any similar proceeding since the Company's inception. The Company was organized under the laws of the State of Delaware and it is authorized to issue fifty million shares of common stock with a par value of $0.0001 per share.

      On October 14, 1999, Orex Minerals Corporation was organized. This is a Nevada corporation and, like Orex Corporation, Orex Minerals Corporation has authorization to issue 50,000,000 [fifty million] shares of Common Stock with a par value of $0.0001 per share. Although no stock has yet been issued for Orex Minerals Corporation, it has been created to serve as a wholly owned subsidiary of Orex Corporation. Its purpose is to separate the mining operations of Vanadium and Uranium in Colorado and Utah from that of Orex Corporation in Arizona and to raise capital to acquire new properties in the southern Colorado plateau.

      The business of the Company is the acquisition, exploration and if warranted, development of mineral properties and the production of minerals therefrom.

Glossary of Mining Terms

       In this filing, there are technical terms relating to geology, mining or related matters whose definition cannot readily be found in conventional dictionaries. The following glossary of geological and mining terms is offered to facilitate the reader's understanding of the material which follows.

Acid Mine Drainage  Acidic run-off water from mine waste dumps and mill tailings ponds containing sulfide minerals. Also refers to ground water pumped to surface from mines.

Active              Mining and milling of ore.

Adit An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

Alteration          Any  physical  or  chemical  change  in a  rock  or  mineral subsequent to its formation. Milder and more localized than metamorphism.

Anticline           An arch or fold in layers of rock shaped like the crest of a wave.

Assay A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Backfill Waste material used to fill the void created by mining an orebody.

Ball Mill           A steel cylinder  filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Basement Rocks      The underlying or older rock mass.  Often refers to rocks of
                    Precambrian age which may be covered by younger rocks.

Base Metal          Any non-precious  metal (e.g.  copper,  lead, zinc,  nickel, etc.).

Bedding             The arrangement of sedimentary rocks in layers.

Block Caving        An inexpensive method of mining in which large blocks of ore are undercut, causing the ore to break or cave under its own weight.

Breccia A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Mining         Any large-scale,  mechanized method of mining involving many thousands of tons of ore being brought to surface per day.

Cathode A rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wirebars, billets, ingots, etc.

Chalcocite          A sulfide  mineral of copper common in the zone of secondary enrichment.

Channel Sample      A sample  composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about ten cm wide and two cm deep.

Chute An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

Complex Ore         An ore  containing  a number of minerals of economic  value.
                    The  term  often   implies  that  there  are   metallurgical
                    difficulties in liberating and separating the valuable metals.

Cone Crusher        A  machine  which  crushes  ore  between  gyrating  cone  or crushing head and an inverted, truncated cone known as a bowl.

Concentrate         A fine,  powdery product of the milling process containing a high percentage of valuable metal.

Conglomerate        A sedimentary rock consisting of rounded,  water-worn pebble or boulders cemented into a solid mass.

Contact A geological term used to describe the line or plane along which two different rock formations meet.

Core The long cylindrical piece of rock, about an inch in diameter, brought to the surface by diamond drilling.

Crosscut A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody.

Cut-and-fill        A method of stopping  in which ore is removed in slices,  or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cyanidation         A method of  extracting  exposed gold or silver  grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Decline An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in an upward or downward spiral, much the same as a spiral staircase.

Development         Work  carried  out for the  purpose  of opening up a mineral deposit and making the actual ore extraction possible.

Development Drilling
                    Drilling  to   establish   accurate   estimates  of  mineral
                    reserves.

Diamond             Drill A rotary  type of rock  drill that cuts a core of rock
                    that  is  recovered  in  long  cylindrical   sections,   two
                    centimeters or more in diameter.

Dilution (mining)   Rock that is, by  necessity,  removed  along with the ore in the mining process, subsequently lowering the grade of the ore.

Dip The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Disseminated Ore    Ore carrying  small  particles of valuable  minerals  spread more or less uniformly through the hose rock.

Dore Unparted gold and silver poured into a mold when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.

Drift A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

Drill-Indicated Reserves
                    The size and quality of a potential ore body as suggested by widely spaced drill holes; ore work is required before reserves can be classified as probable or proven.

Due Diligence       The  degree of care and  caution  required  before  making a decision; loosely, a financial and technical investigation to determine whether an investment is sound.

Electrolytic Refining
                    The process of purifying metal ingots that are suspended as anodes in an electrolytic bath, alternated with refined sheets of the same metal which act as starters or cathodes.

Environmental Impact Study
                    A written report, compiled prior to production decision, that examines the effects proposed mining activities will have on the natural surroundings.

Epithermal Deposit  A  mineral  deposit  consisting  of  veins  and  replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals.

Exploration         Work involved in searching  for ore,  usually by drilling or driving a drift.

Face The end of a drift, crosscut or stope in which work is taking

Fissure             An extensive crack, break or fracture in rocks.

Float Pieces of rock that have been broken off and moved from their original location by natural forces such as frost or glacial action.

Flotation           A milling  process in which valuable  mineral  particles are induced to become attached to bubbles and float, and others sink.

Footwall            The rock on the underside of a vein or ore structure.

Fracture A break in the rock, the opening of which allows mineral bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

Free Milling        Ores of gold or silver from which the precious metals can be
                    recovered  by   concentrating   methods  without  resort  to
                    pressure leaching or other chemical treatment.

Galena              Lead sulfide, the most common ore mineral of lead.

Gossan The rust-colored capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulfides.

Grab Sample         A sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock. A grab sample is not intended to be representative of the deposit, and usually the best-looking material is selected.

Grade               The average assay of a ton of ore, reflecting metal content.

Hangingwall         The rock on the upper side of a vein or ore deposit.

Head Grade          The average grade of ore fed into a mill.

Heap Leaching       A process  involving the  percolation of a cyanide  solution through crushed ore heaped on an impervious pad or base to dissolve minerals or metals out of the ore.

High Grade Rich ore
                    As a verb, it refers to selective mining of the best ore in a deposit.

Host Rock           The rock surrounding an ore deposit.

Hydrometallurgy     The  treatment  of  ore by wet  processes  (e.g.,  leaching)
                    resulting in the solution of a metal and its subsequent recovery.

Intrusive           A body of igneous rock formed by the  consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

Lagging Planks or small timbers placed between steel ribs along the roof of a stope or drift to prevent rocks from falling, rather than to support the main weight of the overlying rocks.

Lens Generally used to describe a body of ore that is thick in the middle and tapers toward the ends.

Level The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 meters or more apart.

Limestone           A bedded,  sedimentary deposit consisting chiefly of calcium carbonate.

Lode                A mineral deposit in solid rock.

Metamorphic Rocks   Rocks   which  have   undergone   a  change  in  texture  or
                    composition as the result of heat and/or pressure.

Mill A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

Milling Ore         Ore  that  contains  a  sufficient  valuable  mineral  to be treated by the milling process.

Mineable Reserve    Ore reserves that are known to be extractable  using a given mining plan.

Mineral A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineralized Material or Deposit
                    A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade,
                    recoveries,    and   other   factors,    conclude   economic
                    feasibility.

Muck                Ore or rock that has been broken by blasting.

Native Metal        A metal  occurring in nature in pure form,  uncombined  with other elements.

Net Profit Interest
                    A  portion  of  the  profit  remaining  after  all  charges,
                    including   taxes   and   bookkeeping   charges   (such   as
                    depreciation) have been deducted.

Net Smelter Return  A share of the net revenues generated from the sale of metal produced by a mine.

Open Pit A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore Material that can be mined and processed at a positive cash flow.

Ore Pass Vertical or inclined passage for the downward transfer of ore connecting a level with the hoisting shaft or a lower level.

Ore body A natural concentration of valuable material that can be extracted and sold at a profit.

Ore Reserves        The calculated tonnage and grade of mineralization which can be extracted profitably; classified as possible, probable and proven according to the level of confidence that can be placed in the data.

Oreshott            The portion,  or length, of a vein or other structure,  that
                    carries   sufficient   valuable   mineral  to  be  extracted
                    profitably.

Oxidation           A  chemical  reaction  caused by  exposure  to  oxygen  that results in a change in the chemical composition of a mineral.

Participating       Interest A company's  interest in a mine,  which entitles it to a certain percentage of profits in return for putting up an equal percentage of the capital cost of the project.

Patent The ultimate stage of holding a mineral claim in the United States, after which no more assessment work is necessary because all mineral rights have been earned.

Patented Mining Claim
                    A parcel of land originally located on federal lands as an unpatented mining claim under the General Mining Law, the title of which has been conveyed from the federal government to a private party pursuant to the patenting requirements of the General Mining Law.

Pillar A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Porphyry Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundness.

Precambrian Shield  The oldest,  most stable regions of the Earth's  crust,  the largest of which is the Canadian Shield.

Prospect            A  mining  property,   the  value  of  which  has  not  been
                    determined by exploration.

Proven and Probable Mineral Reserves
                    Reserves that reflect estimates of the quantities and grades of mineralized material at a mine which the Company believes could be recovered and sold at prices in excess of the cash cost of production. on current costs and on projected prices and demand for such mineralized material. Mineral reserves are stated separately for each such mine, based upon factors relevant to each mine. Proven and probable mineral reserves are based on calculations of reserves provided by the operator of a property that have been reviewed but not independently confirmed by the Company. Changes in reserves represent general indicators of the results of efforts to develop additional reserves as existing reserves are depleted through production. Grades of ore fed to process may be different from stated reserve grades because of variation in grades in areas mined from time to time, mining dilution and other factors. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Probable Reserves   Resources  for which  tonnage and grade  and/or  quality are computed primarily from information similar to that used for proven reserves, but the sites for inspection,  sampling and
                    measurement   are  farther  apart  or  are  otherwise   less
                    adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven Reserves     Resources  for which  tonnage is  computed  from  dimensions revealed in outcrops, trenches, workings or drill holes and for which the grade and/or quality is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.
                    The computed tonnage and grade are judged to be accurate, within limits which are stated, and no such limit is judged to be different from the computed tonnage or grade by more than 20 percent.

Raise A vertical or inclined underground working that has been excavated from the bottom upward.

Rake                The trend of an orebody along the direction of its strike.

Reclamation         The  restoration  of a  site  after  mining  or  exploration activity is completed.

Recovery The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Replacement Ore     Ore formed by a process  during which certain  minerals have passed into solution and have been carried away, while valuable minerals from the solution have been deposited in the place of those removed.

Reserves That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals.

Resources           The  calculated  amount of  material  in a mineral  deposit, based on limited drill information.

Rib Samples         Ore taken  from rib  pillars  in a mine to  determine  metal content.

Rockbolting         The act of  supporting  openings  in rock with  steel  bolts anchored in holes drilled especially for this purpose.

Rockburst           A violent release of energy  resulting in the sudden failure of walls or pillars in a mine, caused by the weight or pressure of the surrounding rocks.

Rock Mechanics      The  study of the  mechanical  properties  of  rocks,  which includes stress conditions around mine openings and the ability of rocks and underground structures to withstand these stresses.

Room-and-Pillar Mining
                    A method of mining flat-lying ore deposits in which the mined-out area, or rooms, are separated by pillars of approximately the same size.

Rotary Drill        A machine  that drills  holes by  rotating a rigid,  tubular string of drill rods to which is attached a bit. Commonly used for drilling large-diameter blastholes in open pit mines.

Royalty An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

Run-of-Mine         A loose term used to describe ore of average grade.

Sample A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

Secondary Enrichment
                    Enrichment of a vein or mineral deposit by minerals that have been taken into solution from one part of the vein or adjacent rocks and redeposited in another.

Shaft A vertical or steeply inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top, which lowers and raises a conveyance for handling personnel and materials.

Shear or Shearing   The   deformation   of  rocks  by  lateral   movement  along
                    innumerable   parallel  planes,   generally  resulting  from
                    pressure  and  producing  such  metamorphic   structures  as
                    cleavage and schistosity.

Shrinkage Stopping  A  stopping  method  which  uses part of the broken ore as a working platform and as support for the walls of the stope.

Siderite Iron carbonate, which when pure, contains 48.2% iron; must be roasted to drive off carbon dioxide before it can be used in a blast furnace. (Roasted product is called sinter.)

Skarn Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolomite formation.

Solvent Extraction-Electrowinning,
G(SX/EW) A metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

Sphalerite          A zinc sulfide mineral; the most common ore mineral of zinc.

Step-out Drilling   Holes  drilled  to  intersect  a  mineralization  horizon or structure along strike or down dip.

Stockpile           Broken ore heaped on surface, pending treatment or shipment.

Stope Underground excavation from which ore has been extracted either above or below mine level.

Stratigraphy        Strictly,  the  description of bedded rock  sequences;  used loosely, the sequence of bedded rocks in a particular area.

Strike The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Stringer A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Stripping Ratio     The ratio of tons removed as waste relative to the number of tons of ore removed from an open pit mine.

Sublevel A level or working horizon in a mine between main working levels.

Sulfide             A compound of sulfur and some other element.

Tailings Material rejected from a mill after more of the recoverable valuable minerals have been extracted.

Tailings Pond       A low-lying  depression used to confine tailings,  the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Trend               The  direction,   in  the  horizontal  plane,  or  a  linear
                    geological feature (for example, an ore zone), measured from true north.

Troy Ounce          Unit of weight measurement used for all precious metals. The familiar  16-ounce  avoirdupois  pound  equals  14.583  Troy
                    Ounces.

Unpatented Mining Claim
                    A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

Vein A mineralized zone having a more or less regular development in length, width and depth which clearly separates it from neighboring rock.

Volcanogenic        A  term   used  to   describe   the   volcanic   origin   of
                    mineralization.

Vug A small cavity in a rock, frequently lined with well-formed crystals. Amethyst commonly forms in these cavities.

Wall Rocks          Rock units on either side of an ore body.  The  hanging-wall and footwall rocks of an orebody.

Waste Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Winze               An internal shaft.

Zone of Oxidation   The upper portion of an ore body that has been oxidized.




Property Location, Description and Access

      A description of the Company's claims follows.

Blue Chip Claims #1-#7
Claim Name  BLM Serial Number Yavapai County Book / Page    Status      Refiling Date
Blue Chip #1      AMC353095         3719/320                Active      08/30/00
Blue Chip #2      AMC353096         3719/321                Active      08/30/00
Blue Chip #3      AMC353097         3719/322                Active      08/30/00
Blue Chip #4      AMC353098         3719/323                Active      08/30/00
Blue Chip #5      AMC353099         3719/324                Active      08/30/00
Blue Chip #6      AMC353100         3719/325                Active      08/30/00
Blue Chip #7      AMC353101         3719/326                Active      08/30/00

D & H Claims #1,2,5,6,8,9,10,12,13,14
Claim Name  BLM Serial Number Yavapai County Book / Page    Status      Refiling Date
D & H #1          AMC351098         3721/207                Active      08/30/00
D & H #2          AMC351099         3721/208                Active      08/30/00
D & H #5          AMC351100         3721/209                Active      08/30/00
D & H #6          AMC351101         3721/210                Active      08/30/00
D & H #8          AMC351102         3721/211                Active      08/30/00
D & H #9          AMC351103         3721/212                Active      08/30/00
D & H #10         AMC351104         3721/213                Active      08/30/00
D & H #12         AMC351105         3721/214                Active      08/30/00
D & H #13         AMC351106         3721/215                Active      08/30/00
D & H #14         AMC351107                                 Active      08/30/00

Santa Maria Claims #1-#14
Claim Name  BLM Serial Number Yavapai County Book / Page    Status      Refiling Date
S M H #1          AMC336027                                 Active      08/30/00
S M H #2          AMC336028                                 Active      08/30/00
S M H #3          AMC336029                                 Active      08/30/00
S M R #1          AMC300253                                 Active      08/30/00
S M R #2          AMC300254                                 Active      08/30/00
S M R #3          AMC300255                                 Active      08/30/00
S M R #4          AMC300256                                 Active      08/30/00
S M R #5          AMC300257                                 Active      08/30/00
S M R #6          AMC300258                                 Active      08/30/00
S M R #7          AMC300259                                 Active      08/30/00
S M R #8          AMC300260                                 Active      08/30/00
S M H #4          AMC336030                                 Active      08/30/00
S M H #5          AMC336031                                 Active      08/30/00
S M H #6          AMC336032                                 Active      08/30/00

      The Blue Chip and D & H properties are unpermitted and in an exploratory phase; there is no current testing on the properties. The Santa Maria is on standby. The mill has both electricity and water, and it is permitted to process 20 tons per day with a maximum capacity of 50-75 tons per day. The Santa Maria mill is ready to commence operations immediately following MSHA approval.

Blue Chip Claims

WATERS/SUNSET- BLUE CHIP PROPERTY
PROPERTY AND OWNERSHIP

      The Waters/Sunset- Blue Chip property now consists of two patented claims, the Waters and the Sunset, a patented millsite, and seven unpatented Blue Chip claims which adjoin the Waters/Sunset patented claims to the north and east and cover the northerly strike extension of the Waters Vein.

      The original patented Waters/Sunset claims are held by Mr. and Mrs. Bobby Westbrook of Waxahachie, Texas, and the Blue Chip claims are 100% owned by Orex Corporation. These claims were staked in November 1999.


      Total  acreage  involved  in  the  Waters/Sunset   Project  properties  is
approximately 256, as detailed below:

Waters/Sunset  patents - 46.28 acres
Blue Chip Claims- 210.00 acres
TOTAL 256.28 acres



Location and Access

      The Waters/Sunset patents are located in Section 29, T.12N, R.9W, Gila and Salt River Meridian, Arizona; and the Blue Chip claims are located in Sections 20, 21, 28 and 29, T.12H, R-9W, G.&S.R. M., Arizona. The property is located on the Santa Maria River at Latitude 34( 21'30" N and Longitude 113(12'13" W in the Eureka Mining District, Prescott Land District, Yavapai County, Arizona. The area is covered by U.S.G.S. 7-1/2 minute topographic map, Malpais Mesa SW Quadrangle, Yavapai County, Arizona, on a scale of 1:24000.

      The patented claims are located an the north bank of the Santa Maria River about 2-1/2 miles below the Highway 93 bridge; the Blue Chip claims adjoin the Waters/Sunset claims on the northeast, lying on the north side of the river.

      Access to the property, at present, is by two miles of desert road from Highway 93 at a point approximately 45 miles north of Wickenburg. The Santa Maria River is crossed near the Highway 93 bridge and again at Black Canyon Wash, near the Big Stick Mine, however the river crossing is impassable at both locations during periods of rain due to flash floods.

      The alternate route to the Santa Maria Mine site would still require crossing the Santa Maria River at Black Canyon Wash, and would therefore still present a problem with access during the winter months and summer monsoon seasons when the Santa Maria River is in flood at irregular intervals. An alternate route, situated on the north side of the river, has been located where a road could be built relatively easily to alleviate the lack of access during these periods.

Physiography

      The property covers the Santa Maria River at about l700 feet elevation, the terrain rises steeply to the north to about 2400 feet and more gently on the south to around 2300 feet. The terrain is usually steep to precipitous near the rivers and creeks with more level ground and gentler slopes away from the river and washes.

      The area lies within the Mountain Region in the northern Basin and Range Physiographic Province, at the Transition Zone to the Plateau Province. The main landform in the Basin and Range Province consists of ridges of more resistant rocks aligned along the predominantly northwesterly trend of fault blocks.

      The climate in east central Arizona is arid and classified as desert. Rivers and creeks are intermittent, being dry for most of the year, but subject to flash flooding and torrential high water levels during the summer rains and in the winter months. Vegetation consists mostly of cacti and resistant bushes such as palo verde, mesquite, and creosote.

      There is a range of animal life with mule deer, cougar, and coyote among the larger mammals reported with wild burros and smaller mammals common.

History and Previous Work

      The earliest reports of gold on the Santa Maria River were by the early Spanish and Mexican explorers who passed through the country in the seventeenth and eighteenth centuries. A Spanish cannon from this era was found at Artillery Peak about 20 miles west of the Waters/Sunset property.

      There was no appreciable mining for gold in Arizona until the Territory was acquired by the United States from Mexico in 1848 and 1853 after which time prospectors were able to operate in areas not controlled by hostile Indians. There was undoubtedly mining on the Waters claim prior to its earliest recorded location in 1887 by T.C. Bowe, H.A. Owen and I.N. Owen. It is suspected that the southern extension of the Waters Vein, on the south side of the river, was the first to be worked as there are the remains of several arrastras on the adjoining flats. The Sunset Mine was located in 1889 by T.C. Bowe with the Waters Millsite located in 1890 by T.C- Bowe and D.C. Thorne. By 1897, the property was owned by the Santa Maria Gold Company when a Patent Survey was carried out, with Patent granted in 1898. At the time of the survey, there was a 20 stamp mill on the Waters Millsite supplied with ore from the Waters adit by a ll00-foot long tramway.

      The mine was in operation until the early 1900's, with a cyanide plant built in 1899 to treat tailings from the earlier operations. The property was involved in litigation around the turn of the century and operations ceased. There apparently has been no active mining on the Waters Vein since that time, although there may have been some sniping or illegal mining during the Depression in the 1930's. Prospecting and small mining operations were apparently carried out on quartz veins located on the present Blue Chip claims until recently.

      There are no records as to the production from the Waters Mine or the amount of gold produced during the period the mine operated. The underground mapping program carried out in 1983 on the property indicated at least two different mining operations with the lower levels developed after the older upper workings were mined out. Operations seem to have ceased before the ore shoots developed from the lower levels were mined.

      There was some exploration on the Waters/Sunset property in recent years, with sampling and mapping carried out in 1982 by Laxton and Townsend for Mr. Bobby Westbrook who had purchased the patented ground from the heirs of the original owners. The workings were subsequently opened up and cleaned out in preparation for a small mining and heap leaching operation, however operating problems in the cyanide circuits hampered the successful treatment of these ores leading to the suspension of the operation. Subsequently, the property became available and Orex Corporation staked several claims adjoining the Waters/Sunset patents and negotiated a lease option agreement with Mr. Westbrook for the patented ground.



Regional Geology

      The area of east-central Arizona occupied by Yavapai County and including the Waters/Sunset property is underlain by Precambrian schists, granite gneisses and pegmatites, which were affected by later tectonic and metamorphic events including late Mesozoic intrusions and associated volcanism related to subduction zones and tectonism of the Laramide orogeny.

      The tectonic style changed in the early Tertiary to crustal extension associated with rift related intermediate to acidic intrusions and volcanism in the Miocene. Cessation of crustal extension in late Miocene times was followed by outpourings of alkali plateau basalts.

      The bedrock geology and outcrop pattern has been controlled by the dominant northwest-southeast trend of Basin and Range tectonics resulting in northwest trending ridges and mountain blocks separated by large areas of sand and gravel of Tertiary and Recent age. The widespread ash and tuff of the acidic to intermediate Miocene volcanism has mostly been eroded with subsequent rivers and creeks superimposed over pre-volcanism river channels and terrain. Remnants of the Miocene volcanism remain as mesas and buttes surrounding the old volcanic centers and plugs.

Local Geology

      Precambrian schists and gneisses cut by pegmatite dykes and younger granitic to monzonitic intrusions, in a high-grade metamorphic terrain underlie the Waters/Sunset property. The pegmatites and granites appear to be Precambrian but some of the finer grained intrusions may be Mesozoic or Tertiary in age.

      The older Precambrian rocks have a long history of metamorphism and tectonism with extensive silicification associated with the granitic gneisses and pegmatite intrusions. Some of the silicification zones around the pegmatites approach granites or migmatites in appearance and composition.

      The older rocks were affected by tectonism during the Laramide and Basin and Range orogenies of Eocene through Miocene times when the overall "grain" of the region was imposed. Calc-alkaline intrusions of the Laramide orogeny were followed by the rift or extension related dacitic to rhyolitic volcanism of the Basin and Range orogeny. Cessation of the rifting processes in the late Miocene was followed by outpourings of plateau flood basalts.

      The acidic volcanism of mid-Miocene age blanketed the area with volcanic ash, tuff and subordinate lava flows, which have been largely removed by erosion except for erosional remnants remaining as buttes or mesas surrounding the volcanic centers or plugs, as observed at Violas Peak and Negro Ben Peak within several miles of the property.

      While there is no direct evidence that the Waters Vein and other quartz veins in the area are related to the mid-Miocene volcanism at Violas Peak, a volcanic neck or plug, it is believed that there is a relationship to the hydrothermal fluids and tectonism associated with such volcanic activity.

      The detailed geology of the underground workings on the Waters Vein was described in the June 17th, 1983 report by Sawyer Consultants Inc. (House,
1983). The first stage drilling programs clarified some of the relationships between the various lithological units and has confirmed the continuity and strength of the Waters Vein. Faulting which has affected this structure has occurred in several stages in a quite complex sequence of relative movements resulting in a series of fault bounded blocks or panels containing extensions of the Waters Vein. The fault system mapped underground with a westerly downthrow was affected by later faulting in which the downthrow was to the east and by larger scale movements, the surface effects of which were noted during the surface mapping. The effects of this complicated faulting would, initially, have been to raise the down dip portion of the Waters Vein relative to its projected down dip position, but the later faulting, downthrown to the east, would have lowered it. The amount of throw on these faults is not accurately known, but it is believed to be in the order of 50 to 150 feet. The full size of the fault bounded panels is not known at this time and a program of diamond drilling to test the northerly extension of the Waters Vein would be needed to test for these panels.

      During the mapping program, it was apparent that the surface expression of geological structures would only be seen in geomorphological features, due to the effects of the desert weathering processes which mantle the bedrock surface with rock debris and fragments. The larger structural elements such as faults and shear zones do have a surface expression in that they are zones of weakness and are eroded more rapidly, resulting in gullies and creeks along the strike of these zones. The irregular course of the Santa Maria River on the southern boundary of the Waters/Sunset claims appears to be controlled by block faulting which can be seen in the canyon east of the Millsite. The course of Gallagher Creek on the north side of the Blue Chip claims also reflects faulting as zones of weakness now followed by the creek.

      The earlier underground mapping had indicated that a series of faults striking at 30o, with downthrow on the west, were breaking up the Waters Vein and this was confirmed in the diamond drilling. Another series of faults, striking roughly northwest (approximately 310o), was noted, with an apparent downthrow to the east.

      The overall effect of this faulting has been to break up the ground into a series of fault bounded blocks or panels, with the Waters Vein contained in such panels effectively raised on the east of the 30o faults. The throw on the 310o faults is unknown but would effectively drop the Waters Vein in the panels on the east of the faults. The Waters Vein extension north of the Waters/Sunset claims is believed to have been broken up into a sequence of fault bounded panels generally trending north-easterly under the Blue Chip ground. The mineralized quartz veins on the Blue Chip claims may be related to the Waters Vein in these panels due to remobilization caused by tectonism or associated with the fine grained quartz monzonite intrusive in the Blue Chip adit area.

      The southerly extension of the Waters Vein across the Santa Maria River vas not traced beyond the two adits sampled in the earlier program in May 1983. A higher adit on strike with the West Vein adit was noted during this later program, but was not visited. It is believed that the trace of the main Waters Vein south of the river would follow, up the gully noted during the May 1983 program as containing much vein quartz float.

      The mineralized quartz veins located on the Blue Chip claims are believed to be related to the main Waters Vein or the Waters Break and perhaps represent a remobilization of Waters Vein material during tectonism and hydrothermal activity associated with either the Violas Peak volcanic center or the fine grained quartz monzonite intrusive in the area of the Blue Chip adit. While the geology has become clearer as a result of the work completed to date on the Waters/Sunset property, there still remains much work to be done to fully unravel the complicated structural details.

D & H Claims

      Location: The D&H Claims are located in Sections 11 and 14, T.12N, R.9W, Gila and Salt River Meridian, in the Eureka Mining District, Prescott Land District, Yavapai County, Arizona. The property is located near the Santa Maria River and in close proximity to the Santa Maria and Waters/Sunset properties. The area is covered by U.S.G.S. 7-1/2 minute topographic map, Malpais Mesa SW Quadrangle, Yavapai County, Arizona, on a scale of 1:24000.

      Access to the property, at present, is by two and one half miles of desert road from Highway 93 at a point approximately 45 miles north of Wickenburg. To get there, one should take US highway 93 to the bridge over the Santa Maria River, 40 miles NE of Wickenburg, AZ. Then turn right (east)just before the bridge, and generally follow the river about 2 1 miles north-east to the south end of the claim block.

Geology

      The Arizona Geologic Map shows the general area of the Turnbeaugh claim to be Precambrian Granitic intrusive rocks. However, a recent study of Arizona Geological Society, Western Arizona, Volume XII, dated May 1980 gives detailed and up to date information with K-Ar Geochronology, Petrology, Historical Geology, and discusses the Laramide alterations in which the writer concurs. Thusly, the basic rocks at the Turnbeaugh are plutonic of the Yavapai series and are primarily Precambrian quartz monzonites with some granodiorites and quartz biotites, all age dated at approximately 1.6 billion years. The Hualapai mountains to the NW are granitics of 1.3 billion years in age (Rb-Sr tests on the biotites, therein).

      The so called Turnbeaugh Ledge, which goes through the Turnbeaugh mine and other adjoining mines in the area should be called the Turnbeaugh vein. This contains the gold bearing ore that was mixed in the past. It is mostly a siliceous (quartz) vein that also carries feldspars and some iron (hematite and limonite), and, in places, mica. This vein is more than a mile in length, as can be verified from outcrop occurrences in many localities. Also, coexistent with this quartz formation is a parallel vein of mylonitic phyllite material containing Au.

      The Turnbeaugh vein was formed during the Laramide orogeny, about 70 million years ago, which included uplifts, volcanics, compressive deformation, faulting, and plutonic emanations. It is probable that a fault line occurred in the ancient granitics, where the Turnbeaugh vein is now present, and which later became filled and mineralized from emanations from the depths (from gases and solutions of a super heated highly siliceous content (includes the Au). The fault line was originally vertical, and is now tilted to almost horizontal with a few more million years. The Turnbeaugh inclined shaft No. 1 collar area where the vein strikes North-South with a dip 38 degrees to the East.

      In the adjoining region are also found thin Andesite and Rhyolite flows (extrusives). These are from the mid-tertiary orogeny in the Oligocene and Miocene (25-30 million years ago). This was a magmatic and tectonic transition period, also. In the Eureka Mining District, there can be noted a period of extreme surface erosion, which included tilting and metamorphism. This was during the Eocene.

History

      Reconnaissance Geology Investigation of the Turnbeaugh Mining Claim (Patented), Eureka Mining District, Yavapai County, Arizona. On May 21, 1981, Mr. Melvin Jones, Mining Geologist, accompanied by (and assisted by) Mr. Kenneth
A. Phillips, and Mr. Richard Beard, Field Engineers, Arizona Department of Mineral Resources, Phoenix, AZ, examined and sampled the Turnbeaugh mining claim (patented), as described above. More specifically, it is in Sections 2 and 11, T-12-N, R-9-W, SR B&M.

      The engineers from the Department of Mineral Resources have been examining the many old mines in the Eureka Mining District for future mining potentialities. The Turnbeaugh property was only examined on the surface, as it was impractical (if not impossible) to go underground, as the old shaft collars were badly caved in. All of the old mining headframes, buildings, tanks, machinery, etc., were removed years ago. The last purported operations were in 1938. The last portion of the road to the property is now impassable for motor vehicles.

Discussion

      In order to determine the status quo of the Turnbeaugh property, it is necessary to examine and study old records on the mining operations of the past, as well as to make the surface investigation. The owner, Mr. Bark, presented some of the records to the writer. Others were in the old files of the Department of Mineral Resources. This information is not complete, as there are certain gaps in the records. Completely missing are production records. Also, current exploration activities on adjoining claims are taken into consideration by the undersigned.

      The Turnbeaugh mine was found in 1895 by Turnbeaugh and Beckman, who sold it to other individuals in 1898. Throughout the years, a series of owners are on the records. In the early days, an inclined shaft had a depth of 125 feet. The surface is reported as lean, but at a depth of about 70 feet, there was a good ore body. The Pocahontas, Goodenuff, and other claims were taken out on the Turnbeaugh Ledge to the north, a short time later. To the south, in those early days were five Anarchist claims on the same gold bearing vein and which now are known as the D&H claims. The Turnbeaugh claim was patented in 1903.

      The Turnbeaugh property, as mentioned previously, is located on the Santa Maria river (which has a tiny flow most of the year). The river is at the bottom of a steep, rugged, mountainous canyon. The mentioned inclined shafts and dumps are on the west side of the canyon, about 200 feet up from the river bottom. As one looks to the north, four large dumps (or tailing piles) can be seen on the Pocahontas property.

      At this point, I would like to emphasize a very serious problem. It is impossible now to drive any kind of vehicle, even a 4-wheel drive vehicle. About the last half mile down the mountainside, is now only a very steep pack trail. At places the road passes over the side of rugged, cliff like rock formations that are now impassable. Engineer Phillips walked down this now impassable road in 1979. He found a newly constructed sluice box at the mine, hidden behind one of the portals. Also, there were some ill-advised new claim posts scattered around.

      Sometime in 1938, a company calling itself the "Santa Maria Mining Corp.", made a map of what they called the underground workings of the Turnbeaugh mine. (See Exhibit 16) This shows three (3) inclined shafts with a maximum depth in excess of 250 feet. Ore values are not indicated, but the map shows mined out areas and the remaining ore pillars. It also shows remaining ore bodies. The trouble with this map is that it shows the shafts heading to the West, which could not be correct. The remains of the old shafts, as seen by the writer, go down in an easterly direction. Perhaps all that is wrong with this map is that the draftsman put the north direction on incorrectly. Then again, the writer saw only two shafts on his visit. Perhaps there is another nearby shaft now covered by debris or talus.

      Now, to go into the matter of reported ore values on the Turnbeaugh property from old reports. These values were put in writing in 1926 and/or 1927. It is well to recollect that the value of gold in those days was $20.67 per ounce. If the old timers were able to mine the Turnbeaugh in those days, and make a profit, it is something to think about. Everyone is aware that in these recent times gold has been in the $500.00 per ounce range, but currently trades at near $275.00 per ounce.

      In the old unsigned letter, dated July 7, 1927 there is a description of the Turnbeaugh Ledge where it states the best gold showing are on the north side of the Turnbeaugh claim. In another letter entitled Turnbeaugh Ledge, undated, but assumed to be in 1926-1927, signed by Mr. Alex Lucy, he gives the values at various depths (at the $20.67 price). It appears that Mr. Lucy owned or controlled the Turnbeaugh property (plus other adjoining claims, at the time). He states:

      On the surface, the ore is 7 feet wide and low grade, but 15 inches on the hanging wall runs $96.00. This would be 4.64 ounces per ton. The undersigned comments on this (assuming it to be true assay) would be that the Lucy value would have to be converted into a mining width (about 5 feet), and this would bring the value down to a little less than 1.0 ounces per ton. This, of course, would be excellent ore.

      At 70 feet down the shaft the ore is 6 feet wide and runs 0.44 ounces of Au per ton. Below 70 feet down the inclined shaft, the ore body continues to be 6 feet wide and is valued at 0.33 ounces per ton. At the bottom of the shaft, 125 feet, the ore is 7 feet wide and runs 0.07 ounces per ton. To the North of the shaft if a pit near the surface, showing a 4 foot width of gold ore running
1.2 ounces Au per ton. Further north, on the surface from the shaft, the ore is 5 feet wide and runs 0.62 ounces per ton. Beyond the above sampling (to the north), the vein is covered with talus.

      Another old drawing of the Turnbeaugh Au vein apparently shows some surface sampling values. This was in the old files of the Department of Mineral Resources. These values have also been changed to Au ounces and placed on the map by the undersigned. (based on the old $20.67 rate). At the different indicated locations, they are:

      1.    4 feet vein 1.21 ounces Au per ton
      2     5 feet vein 0.24 ounces Au per ton
      3.    2 feet vein 0.51 ounces Au per ton
      4.    6 feet vein 0.95 ounces Au per ton
      5.    1 foot vein 1.9  ounces Au per ton
      6.    4 feet vein 1.2  ounces Au per ton
      7.    6 inch vein 4.7  ounces Au per ton

Mine--NORMA
District--Eureka (Yavapai County)
Engineer--Ken A. Phillips
Date--January 20, l980
Mineral Commodities: 1 - Gold, 2 - Silver
Mine Name. Norma Group
Previous or Historical Names: Anarchist Claims
                              Alec Lucy's Gold Claims
                              Santa Maria Mining Company
Location: T12N, R9W, G&SR B&M, Sections 11 and 19
U.S. Geological Survey Topographic Map: Thorne Peak, Arizona 7 1'
Elevation: 2400'
Mining District: Eureka
County and State: Yavapai, Arizona
Directions: Approximately 45 miles northeast of Wickenburg, Arizona.


Property Description and Status

      The claim group consists of 23 unpatented lode claims on Federal minerals. The surface ownership is partially Bureau of Land Management and partially State Trust Lands. The Norma Group consists of Norma Nos. 1, 2, 5, 6, 322-330, and 4Z6-435. (Although the claim numbers form a discontinuous series, they form a contiguous block and consist of the total property position, i.e., there are only 23 Norma claims.) A map showing the block of claims is attached. All claim boundaries were established by Brunton and Tape survey and all monuments were in place as of January 20, 1980. Monuments consist of wood 2 X 4's.

History

      Arizona Department of Mineral Resources mine file information (Alec Lucy's Gold Claims file indicates the early discoveries of the so called Turnbeaugh ledge took place in the 1890's. Mineral patents were issued for some claims along the northern boundary of the Norma Group in 1900-1910. The Turnbeaugh Ledge received its name from its original locators, Turnbeaugh and Beckman in
1895.  The  vein,  which  outcrops  on  the  patented  Turnbeaugh,   Pocahontas,
Goodenuff, River Bend, Golden Eagle, Silver Belt, Gold Standard, and Lucy, appears as a noticeable ledge where it outcrops along the steep walls of the Santa Maria River's canyon. The Norma Group of claims cover 6000 feet of exposed strike of the same vein (Turnbeaugh Ledge) extending south-southeastward from the Turnbeaugh patent. The Anarchist claims(5) once covered the southern extension of the vein which is now held by the Norma Group of claims.

      During the period 1895-1927, the entire exposed strike length of the vein, in excess of 12000 feet was explored by shafts, drifts, and prospect pits.

      A small fine grind cyanide plant was erected on the Anarchist and treated ore from the Anarchist claims. The plant appears to have operated under the name of Santa Maria Mining Company. An assay office, mine surface plant and houses once existed on the property. All that remains are foundations, mine dumps, and cyanide tailings.


Geology

      The mineralization is contained in a quartz vein intermixed with a fine-grained dike (andesite) in coarse-grained Precambrian granite. The granite locally grades to pegmatite and rarely includes small inclusions of schists. The pegmatites locally contain black tourmaline. The granite outcrops throughout the claim group as spheroidal weathered boulders. Very little alteration can be seen in the granite on the Norma Group. However, within a few miles of the group, large areas of alteration are present. The quartz vein varies in width from 2 to 30 feet and has been traced along strike for over 12000 feet of which over 600 feet is exposed on the Norma Group. The vein dips eastwards at 30o to 45o. The strike varies and is generally N-S but is locally controlled by topography. Mineralization crops out as limonite stained, vuggy quartz and limonite stained altered dike material.

      Additional mineralization is evident in outcrops east of the strike of major vein. These occur on the Norma 322 and 329.

Mineralogy

      Native gold combined with silver, limonite, quartz, and calcite. Locally, the vein quartz is well fractured with later mineralization. Wall rocks show some sericite alteration. A very small amount of pyrite occurred in specimens on the dump of the Turnbeaugh.

      Santa Maria Claims: Two fault sets or more carry commercially significant ore. Judging from mining history, two other consultant's reports and my spot checks in the vicinity of the SM-H mine, this kind of environment extends two miles westerly and a half mile vide. Vertical extent is not known, but the range in surface occurrence together with mining and drilling data indicate at least a thousand feet.

      Mining has been confined to grades of about .4 to .8 opt. So far as we know now, shoots of such tenor are measured in tens and (less often) hundreds of feet in length along strike, widths of from a foot to a few feet and with vertical dimension tested little. Because such vein deposits typically are higher grade in shoots that rake at an angle down the fault plane, it is important to learn about the zoning, vertical extent and periodicity as well as the usual tenor of the shoots.

      If these same mineralized fault systems are looked at with a criterion for ore grade being set at 0.25 opt (or even as low as 0.05 opt for some widths) because of milling or mining innovations and market fluctuations then the zones of interest are considerably enlarged. How they would appear we do not know because they have not been explored or developed with such grades in mind. Nor have quite different systems, say stockworks, been sought.

      Reserves in the immediate vicinity of the main shaft of the SM-H mine above the 150 foot level and based on Sawyers Consultants samples are:

      Assured 1850 tons with 580 oz (.31 opt) Probable 1850 tons with 300+ oz (about .17 opt)

      Results of sampling done by John Pierson for FMC Corporation in 1987 and going to lower levels enlarge the picture. Apart from a sample of ore in the chute which ran .256 opt, and three samples selected on the hanging wall which assayed .188, 1.260 and .278 opt, the remaining 15 samples were across the vein and averaged .41 opt Au. With these data we can extend the calculation to the bottom level. They also have the effect of thickening the lower zone and raising the grade. (One sample in the shaft about 30 feet above the back of the lowest drift was l0.l feet of .996 opt). Recalculating using these data:

      Block 8 goes from 460 tons with 138 oz to 831 tons with 482 oz. Block 9 goes from 548 tons with 164 oz to 839 tons with 355 oz. Block 11, not calculated before has 1597 tons with 502 oz. Block: 12, 694 tons with 197 oz.

      Block 4 would be somewhat higher in grade using Pierson's and my data.

      Because these samples shift the "center of gravity" of mineralization to the southwest - agreeing much better with my theory of a shoot of high- grade raking down the fault plane - Block 10 is weakened and should be deleted in this calculation. That removes 1000 tons (possible) with 150 ounces. Overall the effect is an additional l953 tons with l084 oz, or a total of 5663 tons and 1977 oz (grade of .35 opt) about half of which may be considered proved and half indicated.

      Additional tonnage is indicated lower in the system and also to the northeast and southwest. It is undeveloped.

      Reserves in the Santa Maria Area: Using data developed by Sawyer Consultants, Inc. and by John Pierson with FMC, I have made a first approximation of reserves in the area controlled by Don Blackburn and P. M. Mining/Goldridge, Inc. Claims cover about two square miles. The area considered for this calculation is about two miles long and a half-mile wide.

      Although it is reasonably well explored it is far from developed, and so reserves are not well defined. Nevertheless, the hunter needs to decide whether it is appropriate to go ready for bear or carrying a 410.

      At the SM-H mine,  over a length of 800 feet surface samples (10) averaged
2.2 feet at 0.189 opt. This is in an unfaulted part of the vein including the main shaft. Near the shaft over 5000 tons at 0.35 opt is partially developed. Possibly a like amount has been removed from a length measured along the fault of about 150 feet. Because sampling has indicated that this fault is mineralized generally and because high-grade mineral exists at each end we may assume two more shoots similar to the one being mined, or 20,000 tons additional indicated reserves to 200 feet below surface.

      East about 1400 feet from the SM-H shaft, a hill top exhibits high- grade (.5 opt) float vein material. Southwest on a strike like that of the SM-H vein is an altered zone which assayed 0.095 opt over a width of 30 feet grab-sampled. Because these two occurrences are about 600 feet apart and one is high grade and presumably narrow while the other is of low grade and wide, it is difficult to assess. I think 6000 tons at .25 opt indicated can be safely assigned to it. There is the possibility here, as there is in two other known occurrences, for open pit low-grade.

      We may use the 2nd level of the Waters mine as a sample of that vein because it is the largest test along that system. One continuous shoot sampled over 150 feet averages 2.57 feet wide at .27 opt. A second, slightly offset by faulting, is 90 feet long probably more when the faulting is understood correctly - and averages 3.8 feet wide at .207 opt. Together, and taken 500 feet down the vein, these would yield 27,954 tons with 6723 ounces (avg. .24 opt) indicated.

Summing up proved and indicated ore:

Location                         Tons           Ounces Au
Eastern SM-H                     6000             1500
SM-H near shaft (P)              5663             l977
east and west of shaft (I)      20000             7000
South Big Stick                  6000             3720
Waters (near river)             27954             6723
Totals                          65617            20920 (.32 opt)

      As can be seen on the Veins, Faults and Workings map, there is a considerable length of' explored and partially developed vein system. It totals about 18000 feet. About 10% of it has been developed to some extent. This provides one measure of undeveloped potential.

      On these vein systems significant gold mineralization has been seen in surface shows, mine workings and drill holes over about 1000 feet vertically, and so I assume that generally deposition of gold here occurs over that range. It may be more. For the purpose of estimating inferred ore known mineralization is projected over a total of 1000 feet measured along the dip of the system. This would always be less than 1000 feet vertical.

Inferred Ore
Location                      Tons                          Ounces
Waters (near river)           28000                          6700
Eastern SM-H                  24000                          6000
SM-H near shaft               22650                          7900
E & W of SM-H near shaft      80000                         28000
S. Big                        24000                         14880
Northern Waters               56000                         13400
Southern Waters               50000                         11600
SW of Big                     25000                         15000
Other mineralized systems    200000                         40000
Totals                       509650                        143480

Drilling Reports

      The  drilling  reports  for  gold  are  also  applicable  to  silica.  The mineralization,  the  enrichment  of gold  relative to  background  values,  for instance, is contained within quartz (silica) veins. Gold reserves are determined by using a grade for gold, generally in ounces per ton, and a mass of reserves in tons. Since the gold values are in silica veins, and the drilling data were used to determine the size and extent of the veins, these same data are used to determine the amount of silica reserve.

      In the data listed above, from a report written by Gene Enyart, for tons of inferred and ounces of gold, the SM-H near shaft claims contain 7900 ounces of gold, but the rock in which the gold is contained has a mass of 22650 tons. That rock is silica. Since all of the Orex claims are on properties in which the gold is contained in mineralized quartz veins, an inferred tonnage of silica reserves can be obtained from the local drilling data.

      All of these are in place estimates, and it is unknown at this time what type of losses from mining, beneficiation, and preparation should be expected. Orex performed a test with samples of high-grade silica as well as highly mineralized silica which we obtained from the Santa Maria mine. A sample of highly mineralized vein material and a sample of high-grade vein material along with a sample purified by Orex were sent to Intertek Testing Services, Bondar Clegg, in Vancouver, and we received the following results:

      The highly mineralized vein material was 85.08% silica, and the high-grade silica was 96.10% silica as it came from the vein. Following our purification procedure, the material was found to be 99.94% silica.

      Using the highly mineralized material as a worst case scenario, i.e., the lowest percentage of silica, the vein is 85% silica by weight. Thus, 85% of the inferred ore reserves determined by drilling are silica, but that does not include mining and other losses which are yet to be determined. Further study is necessary to determine what percentage of the material is actually recoverable, but the Sawyer report on the Waters/Sunset claims states that ore recovery should not be less than 80%. Using these figures, 68% of the silica vein material would be recoverable silica, but even that amount may be an overestimate.

History

      In early 1987, PM Mining leased the Santa Maria Mine from Thomas O. Mills, of Tucson, Arizona, which had acquired the claims through inheritance. PM Mining, principal owner Lattimer W. MacMillan, of Tucson, Arizona, designed and built the existing mill and obtained the necessary permits to operate the facility in 1989. Thomas Mills continued ownership through the subsequent transfer of the lease agreement to Santa Maria Mining Company, LLC in late 1992. They operated both the mine and mill, developing the shaft and existing haulage way and the lower levels of the mine as it is at present. Principal owners Don Blackburn of Wickenburg, Arizona, and Hank Vosbein of New Orleans, Louisiana, and Mr. MacMillan held the company. During the period 1992 through 1998, the company examined several gravity and heap-leach extraction techniques to recover the gold values from fresh mine run material that averaged 0.27 oz/ton gold. Several consulting groups and individuals were retained for various feasibility and flow sheet design purposes. The existing mill facility was determined to be uneconomical and inefficient due to the size of the gold particles (app. -400 mesh) which required fine grinding for any gravity recovery after the heap leach. An agreement was made to return the property after several negotiations to Joint Venture the property failed. The property was returned to Thomas Mills in 1998. In mid 1999, Mr. Blackburn, Mr. Mills and Mr. MacMillan as principal owners, formed Santa Maria Mining Corporation, a California Corporation who negotiated a tax free stock exchange agreement with Orex and which was included in the acquisition agreement between Orex and SMMC that was completed in August 1999.

Condition of the Property

      The properties owned by Orex Corporation are currently in an exploration phase, and pre-feasibility studies are underway. Geological mapping and geochemical sampling will be completed in an effort to determine an exploration program which will include drilling to increase reserves and evaluate the economic potential of each of the properties. The company is currently developing a bulk test flow sheet to provide material to prospective market clients and silica end users.

      All of the historic mining operations on the claims have been underground operations, and they will continue to be underground. The source of power for all the properties is on-site generators, but a high-tension line passes midway between the Santa Maria and Arch properties. The line may be tapped for a substation if the expense can be justified. No negotiations are currently underway with the power company.

      The Santa Maria mine has been operated as recently as 1996 and will require only an MSHA pre-inspection to recommence production. The mill site at the Santa Maria has undergone major modifications to the grinding circuit and can be operated as a test facility at this time; however, further modifications may be required before production can commence. All roads and access have been maintained and are usable at this time. 20 acre-feet per annum of beneficial use water rights are currently permitted with the property.

      The Waters/Sunset mine has not been operated since 1984 at which time all the underground workings were cleaned out and a detailed underground sampling program was completed. The condition of the underground workings is not known at this time; however, the mine was in excellent condition at the time of the 1984 survey. 500 acre-feet per year of beneficial use water rights are included with the property.

      The D & H property has not been operated since the 1930's. The condition of the underground workings is unknown. Water is readily available on the D & H property but may have to be purchased if water rights from the other properties are not transferable for use on this property.

Sources and Availability of Materials and Principal Suppliers

      The properties are within 75 miles of Phoenix, Arizona, a mining hub for the southwestern United States, which provides availability to all materials and equipment which may be necessary in our mining efforts.

Insurance

         The Company has acquired general liability coverage for up to one million dollars for each occurrence and fire damage for $100,000. This coverage also includes $25,000 of insurance for business personal property with a $250 deductible. The Company has not yet secured the extensive coverages that will be required for a full scale operation. Before commencing full scale operations, the Company will have to secure insurance typical of the mining industry, including coverages for equipment owned by outside contractors that are utilized at the mine site. Because of the nature of the mining business, even with appropriate insurance limits in force, there can be no assurance that such coverage will fully protect the Company against all losses which it might sustain.

Acquisitions

      On August 16, 1999, the Company entered into a Merger Agreement and Plan of Reorganization with Santa Maria Mining Comoany. In this business combination transaction, Santa Maria Mining Company was merged into Orex and its separate existence ceased with this merger. The constituent company and its stockholders agreed to surrender and transfer all deeds and claims which they held relative to the mining claims known as the Santa Maria River Project to Orex, and Orex agreed to transfer eight million shares of restricted stock.

      On October 21, 1999, the Company entered into a Merger Agreement and Plan of Reorganization with Arch Mining Company, a Nevada corporation. In this business combination transaction, 100% of the stock of Arch Mining was exchanged for 5,000,000 shares of restricted stock from Orex. The principals of Arch Mining are Harry Nyce and Viki Blackburn.


Dependence on One or a Few Customers

      This does not apply. The Company has no revenues or current customers.

Need for Government Approval

      The Company will be dependent upon several different state or federal agencies for various approvals relating to the environment, the ground water, the clear air and the reclamation of the mining site. [See Government Regulation and Environmental Controls]

Government Regulation and Environmental Controls

      The Company is committed to complying with all governmental and environmental regulations. The Company's activities are subject to extensive federal, state and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. The Company cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, including those with respect to unpatented mining claims.

      As used in this Registration Statement, the term "unpatented mining claim" refers to a mining claim on federal lands which has not been converted into full fee ownership in the name of a private person or entity. The process of converting ownership was established under the United States General Mining Law of 1872, as amended (the "General Mining Law"), and requires that the U.S. Government transfer ownership of the underlying property (held to that point in the public trust) to the private person or entity by granting fee simple and conveying full private ownership of the subject mineral property, including mineral rights, surface, subsurface and appurtenant rights, subject to any vested and accrued water rights. The act of granting full fee ownership is accomplished by a duly endorsed instrument referred to as a "patent." Until such time as a mining claim on federal land may be "patented," the claim is deemed an "unpatented mining claim" and ownership is held in the public trust by the U.S. government subject to existing federal mining laws and other applicable statutory or regulatory provisions as may be implemented by the federal bureaucracy.

      In 1992, the United States Congress passed a number of amendments to the General Mining Law which governs mining claims and related activities on federal lands. A holding fee of $100 and a filing assessment of $35 per claim was imposed upon unpatented mining claims located on federal lands. In 1995, legislation was introduced in both the U.S. House of Representatives and the U.S. Senate to further amend the General Mining Law of 1872. None of the bills was enacted into law. Also, mining law amendments were added to the 1996 budget reconciliation bill, which was vetoed by the President. Among other things, the amendments contained in the 1996 bill would have imposed a 5 percent net proceeds royalty on minerals extracted from federal lands, required payment of fair market value for patenting federal lands, and required that patented lands used for non-mining purposes revert to the federal government. Several of these same concepts likely will continue to be pursued legislatively in the future. The Secretary of the Interior ordered the Bureau of Land Management to form a task force to review the Bureau's hardrock mining surface management regulations and propose revisions to expand environmental and reclamation requirements, among other things. Passage of mining law amendments or revisions to the hardrock mining surface management regulations could result in additional expenses in the development and operation of new mines on federal lands. The full potential impact of subsequent enactment of such proposals is not presently known and, accordingly, cannot be predicted.

      The Company's activities are not only subject to extensive and stringent federal, state and local regulations controlling the mining of and exploration for mineral properties, but also relating to improving or maintaining environmental quality and the possible effects of such activities upon the environment.

      The federal Clean Air Act, as amended (the Clean Air Act), has had a significant impact upon the mining industry, particularly upon smelters, which are utilized in the process for recovering silica. Costs associated with environmental compliance have increased over time, and the Company expects these costs to continue to rise in the future. Improving environmental performance is one of the Company's goals.

         The "solid wastes" of our operations are subject to regulation under the federal Resource Conservation and Recovery Act (RCRA) and related state laws. To the extent these wastes affect surface waters, our operations are regulated under the federal Clean Water Act and similar state water quality laws. Historically, mining wastes have been exempted from the federal "hazardous waste" regulations under RCRA. As a result of policies made by the Environmental Protection Agency (EPA), all "extraction" and "beneficiation" wastes and 20 mineral "processing" wastes retain the exemption, and are to be regulated as "solid waste," rather than as "hazardous waste," under RCRA Subtitle C. Because of this EPA regulation, the generation and management of any other mineral smelting or refining waste could be subject to "hazardous waste" regulation if the waste exhibits a hazardous waste characteristic or if EPA specifically designates it as a "listed hazardous waste." The Company has not taken steps to address the potential regulation as "hazardous waste" of any of our wastes, if and when such wastes no longer meet the definition of exempt mineral "processing" wastes under RCRA Subtitle C.

         RCRA   Subtitle   D   rules   regulating   mineral   "extraction"   and
"beneficiation" wastes and "processing" wastes that are exempt from RCRA Subtitle C have not yet been put into effect by EPA or Arizona. EPA recently finalized its supplemental Land Disposal Restriction Phase IV (LDR) rules which impose "hazardous waste" regulation on "processing" waste or secondary material that is stored or treated before it is recycled. This final LDR rule also subjects mineral processing materials that exhibit a hazardous waste characteristic to stringent treatment standards if the materials are disposed on land. The Company cannot now estimate the impact of any future "solid waste" rules on its operations. In addition, while EPA's final LDR rule likely will require mining companies to continue to make expenditures, it is not possible to determine the full impact upon our operations of the new LDR requirements until the requirements are fully adopted and implemented by Arizona.

         The Company's mining operations are also subject to federal and state laws and regulations protecting both surface water and groundwater quality. The groundwater permit for the Santa Maria site that was acquired in 1989 is still valid and this has been transferred to Orex Corporation.

         In 1989, Arizona adopted regulations for its Aquifer Protection Permit program, which replaced the then existing Arizona groundwater quality protection permit regulations. The Aquifer Protection Permit regulations require permits for new facilities, activities and structures for mining, concentrating and smelting. The Aquifer Protection Permit may require mitigation and discharge reduction or elimination. The Arizona Department of Environmental Quality has stated that they accept the groundwater permit and that Orex Corporation can operate under this permit provided that the site is operated according to the requirements of that permit. The Company is fully compliant with the permit and no aquifer protection permit is needed to resume operation of the existing plant. The Company will submit all required Aquifer Protection Permit applications for any new properties or facilities. We do not know what the Aquifer Protection Permit requirements are going to be for these new properties or facilities and, therefore, it is not possible for us to estimate such costs.

         In the United States, the Emergency Planning and Community Right-to-know Act was recently expanded to cover mining operations. This law requires companies to report to the U.S. EPA the amount of certain materials managed in or released from their operations each year. Because the Company is not into full scale mining operations, this does not yet apply. If and when this does become applicable, the Company will report the volume of naturally occurring metals and other substances that it managed during the past year once the usable minerals were extracted. These materials are very high in volume and how they are managed is covered by existing regulations and permit requirements.

         In 1993 and 1994, the Arizona legislature passed laws requiring the reclamation of mined lands in its state. The Arizona State Mine Inspector adopted rules for the Arizona program in January 1997. The Company is not currently mining and resumption of mining will require notification to MSHA. The Company plans to have a pre-startup inspection by MSHA before mining is resumed. If and when these regulations become applicable, the Company fully intends to begin submitting the required reclamation plans. The Company recognizes the fact that reclamation is an ongoing activity and that these laws and regulations will likely increase our regulatory obligations and compliance costs with respect to mine closure and reclamation.

         The 1990 Amendments to the federal Clean Air Act require EPA to develop and implement many new requirements, and they allow states to establish new programs to implement some of the new requirements, such as the requirements for operating permits under Title V of the 1990 Amendments and hazardous air pollutants under Title III of the 1990 Amendments. Because EPA has not yet adopted or implemented all of the changes required by Congress, the air quality laws will continue to expand and change in coming years as EPA develops new requirements and then implements them or allows the states to implement them. These programs will likely increase our regulatory obligations and compliance costs. These costs could include implementation of maximum achievable control technology for any of our facilities if any are determined to be a major source of federal hazardous air pollutants. Until more of the implementing regulations are adopted, and more experience with the new programs is gained, it is not possible to determine the full impact of the new requirements.

      The Company is also subject to federal and state laws and regulations pertaining to plant and mine safety and health conditions. These laws include the Occupational Safety and Health Act of 1970 and the Mine Safety and Health Act of 1977. Present and proposed regulations govern worker exposure to a number of substances and conditions present in work environments. These include dust, mist, fumes, heat and noise. The Company intends to fully comply with health and safety laws and regulations.

      The Company does not expect that the additional capital and operating costs associated with achieving compliance with the many environmental, health and safety laws and regulations will materially adversely affect our competitive position relative to other U.S. producers of comparable products. These domestic producers are also subject to comparable requirements. However, because silica is an internationally traded commodity, these costs could significantly affect the Company in its efforts to compete globally with foreign producers not subject to such stringent requirements.

Competition and Markets

      Most of the Company's competitors have greater financial resources and more extensive operating histories than that of the Company. There is no assurance the Company will be able to begin exploration work which results in the production of commercially producible quantities of silica or other precious metals. In addition, there is no assurance that the Company's property interests can be economically maintained.

      The exploration and development of mineral properties and the marketing of minerals are affected by a number of operational and marketing factors which are beyond the Company's control. These factors include fluctuations in the market price of silica and precious metals, availability of adequate transportation, marketing of competitive minerals, price of fuels and fluctuating supply and demand for minerals. For all of these reasons, an investment in the Company must be regarded as extremely high risk.

     In the mining of silica, the Company has enlisted the services of the Arizona Department of Mines and Mineral Resources as well as its own researchers to determine both markets and the competitors in those markets. Until the company has determined which market may be available for silica, no determination can be made. The Company believes there are no current silica operations which can claim a gold byproduct, thus the Company has an inherent advantage in any market it does eventually enter.

     Despite  this  formidable   competition,   the  Company   believes  it  can
economically mine silica quartz from its claims because of advantages inherent within the deposit.

Patents, Copyrights or Trade Secrets

      The Company holds no patents, copyrights or trade secrets.


Field Properties

      The Company's field office is located at 521 1/2 West Wickenburg Way, Wickenburg, Arizona 85390. This office is located 45 miles from the mine, and the Company will continue to direct field operations from this location. There are no plans to set up an office at the mine until such time as the mine goes into production. Don and Viki Blackburn hold a lease on the Wickenburg office and they provide the furnished office, including utilities, to Orex for approximately $600 dollars per month. The lease is an open-ended year-to-year lease. The company believes that this lease agreement is adequate for the company's needs for the next 6 to 12 months.

Employees

      The Wickenburg office has 3 full-time employees who are largely executive personnel, Jeffrey Blackburn, Troy Hunter and Arne Stenseth. There are no part-time employees. Certain services are contracted on an interim as-needed basis. At the Company's headquarters in Coral Gables, Florida, there are three full time employees, Warren Hemedinger, Gregory Finney, and Carlese D'andrea. There are no part time employees.

Year 2000 Risks

         The Year 2000 compliance issue results from the inability of systems that utilize computer programs to differentiate between the year 1900 and the year 2000. This issue arises because many such programs were developed using two digits rather than four digits to identify the applicable year. As a result, programs that use time-sensitive calculations may not function correctly in the year 2000. Those programs developed using four-digit years are probably Year 2000 compliant. All other programs will likely require modification and/or replacement to be compliant. The Year 2000 issue not only affects computer hardware and software, but also can affect equipment used in our operations, and extends to the systems of outside suppliers and customers, upon which the Company must rely.

      The Company considers itself compliant with Year 2000 programs and does not anticipate any system failures or miscalculations. This is because the Company is utilizing PSINet, a national Internet company and INET Computer Services, Inc., which provided technical support. The Corporation utilizes Fix-It Utilities 99 for its Y2K continued operation and automatic virus check.

      The Company has not performed any assessment of Year 2000 compliance on its suppliers and upon its business partners. The Company relies on, and will continue to rely on, these third parties to provide the following:

            -  equipment, goods, and services;
            -  marketing and distributing support.

There can be no assurance that these third parties will adequately address Year 2000 compliance issues or that contingency plans in certain areas are possible or practical. The Company believes that minor power failures will occur in the year 2000 but will not materially affect the operations of the Company.


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:

Introduction

      Orex Corporation has been formed to acquire, explore and if warranted, develop mineral properties located in Yavapai County, Arizona. The Company's focus has been on its unpatented mining claims located on the north bank of the Santa Maria River about 2-1/2 miles below the Highway 93 bridge. Preliminary work to date shows this property contains substantial quantities of quartz veins containing 92% to 99.9% silica. Although silica is a common mineral, vein deposits of this grade or quality are quite rare. In addition to silica, the vein material contains gold, silver and copper minerals as by-products. These precious metals exist in quantities high enough to pay for a substantial portion of the mining and processing operations. The silica value has largely been ignored in the historic mining operations that have been conducted in this area. This undeveloped resource is the focus of the Santa Maria Project operated by Orex Corporation. There are very profitable silica markets in paints, cosmetics, fiber optics, glass and construction materials, which collectively provide an impetus for renewed mining operations in this vicinity.

Development Stage Activities

      The company's claims are filed with the BLM and the county. The company currently has an active groundwater permit applicable to the Santa Maria mine and mill site. The company plans to operate the test facility under the current groundwater permit. The Santa Maria mine is operating under small mine exclusion rules and is fully compliant with all current state and federal regulations.

      The company's silica testing is currently underway, and the sample descriptions and results are as follows:

Sample 1--200 mesh, light brown quartz vein material with moderate to abundant mineralization and limonite staining Sample 2--200 mesh, white to buff quartz vein material with little visible mineralization and light to moderate limonite staining Sample 3--200 mesh, light grey powder tailings after leaching

      This preliminary testing indicates we can attain the high purity levels needed to enter the high-grade silica market. The company is in the process of conducting bulk tests to provide material to prospective market clients for analysis.

      The company considers all current testing to be pre-feasibility in nature, and more detailed study will be needed to enter a feasibility stage of development. Once sufficient data has been collected, the company will move on to full-scale feasibility and engineering studies. The company has no current exploration plans as adequate reserves have already been identified on the properties by drilling and sampling as indicated in previous reports. The company recognizes the obvious economic advantages of this venture, in that gold is recovered as a saleable byproduct, the material is easily processed, the mine is near a major market, Phoenix, and the operation, if successful, will substantially reduce the cost of reclamation due to the lack of tailings remaining on site.



[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

Pertinent Financial Information




                                Orex Corporation
                         ( A Development Stage Company)


                          INDEX TO FINANCIAL STATEMENTS


                                                                            PAGE

FINANCIAL STATEMENTS

      Balance Sheets                                                    47

      Statement of Operations                                           48

      Statements of Stockholders' Equity                                49

      Statements of Cash Flows                                          50

      Notes to Financial Statements                                     51

                                Orex Corporation
                         ( A Development Stage Company)

                                  BALANCE SHEET
                               September 30, 1999
                                   (Unaudited)

            ASSETS                                          September 30, 1999
                                                            (Unaudited)

Current Assets:

   Cash .................................................            $    10,161

   Prepaid Expenses .....................................                    241

      Total current assets ..............................                 10,402
Proven Reserves .........................................             17,025,212
Property, Plant and Equipment ...........................              1,182,057
                                                                     -----------

      Total assets ......................................            $18,217,671


    LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

   Accounts payable & accrued liabilities ....................     $    (57,865)

      Total current liabilities ..............................          (57,865)

Commitments and Contingencies

Stockholders' Equity:

   Common Stock; 50,000,000 shares of .0001 par value
   authorized; 23,842,500 shares issued and outstanding ......           (2,384)
   Additional Paid-in capital ................................      (18,484,822)
   Deficit accumulated during the development stage ..........          327,400
      Total stockholders' equity .............................      (18,159,806)

      Total liabilities and stockholders' equity .............     $ 18,217,671

                            Orex Corporation
                     ( A Development Stage Company)

                        STATEMENTS OF OPERATIONS



                                      Twelve Months Ended      Nine Months Ended
                                      December 31, 1998       September 30, 1999
                                           (Unaudited)             (Unaudited)


Revenues ......................   $         0                  $         0

Costs and Expenses:
 Consulting and Management Fees             0
 General and Administrative ...             0                      290,344
                                                                    37,056

Loss during development stage .             0                      327,400

Net Loss ......................   $         0                  $   327,400

Net Loss Per Common Share .....          --                           --

Weighted Average Number of ....          --                     20,884,891
 Common Shares Outstanding

                                Orex Corporation
                         ( A Development Stage Company)

                       STATEMENTS OF STOCKHOLDERS' EQUITY










                                         COMMON            STOCK        ADDITIONAL      EQUITY            TOTAL
                                         SHARES            AMOUNT        PAID-IN      ACCUMULATED
                                                                         CAPITAL       DURING THE
                                                                                      DEVELOPMENT
                                                                                        STAGE
Balance Inception
6/30/99 ..........................     14,442,500    $      1,444    $      1,444

Credit for Cancelled
Transactions .....................       (500,000)            (50)            (50)

Credit for Estimate
Fair Value of Consultant Fees
                                                        9,400,000             940    $    262,260    $    263,200

Issuance of Common Stock
From Private Placement ...........        500,000              50          49,950          50,000

Credit for Historical
Cost of Mining Equipment
                                                                                        1,147,400       1,147,400

Credit for Cost of Mining Reserves
                                                                                       17,025,212      17,025,212

Loss During Development Stage
                                                                                     $   (327,400)       (327,400)
                                     ------------    ------------    ------------    ------------    ------------




TOTALS: ..........................     23,842,500    $      2,384    $ 18,484,822    $   (327,400)   $(18,159,806)
                                     ------------    ------------    ------------    ------------    ------------

                            Orex Corporation
                     ( A Development Stage Company)

                        STATEMENTS OF CASH FLOWS
                For the Period Ending September 30, 1999

Net Loss                                      $(327,400)

Adjustments to reconcile net loss to net cash flows from operating activities:

 Prepaid expenses
 Accounts payable                                  (241)
 Total Adjustments                                 4,880
                                                   4,639

NET CASH FLOWS USED IN OPERATING ACTIVITIES    (322,761)

CASH FLOWS FROM INVESTING ACTIVITIES:

 Proven reserves                            (17,025,212)
 Mining equipment                              (221,500)
 Property - claims                               (6,300)
 Mine/mill construction                        (849,982)
 Mining permits                                (100,000)
 Office equipment                                (2,896)
 Leasehold improvements                          (1,380)

NET CASH USED BY INVESTING ACTIVITIES       (18,207,269)

CASH FLOWS FROM FINANCING  ACTIVITIES Proceeds from shareholders 22,885 Proceeds from issuances of common stock 18,487,206 Advance proceeds from issuance of common stock 30,100
NET CASH PROVIDED BY FINANCING ACTIVITIES     18,540,191

INCREASE IN CASH                                  10,161

CASH:
 Beginning of year                                     0
 End of third quarter                             10,161

                                Orex Corporation
                         ( A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Basis of Presentation

               The accompanying  financial  statements as of September 30, 1999, are unaudited, and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB promulgated by the Securities and Exchange Commission. In the opinion of management, such financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such period. Results of the interim period, is not necessarily indicative of results to be expected for an entire year.

NOTE 2.     COMMITMENTS AND CONTINGENCIES

            Government Regulation and Environmental Controls

               The Company is committed to complying with all governmental and environmental regulations. The Company's activities are subject to extensive federal, state and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. The Company cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, including those with respect to unpatented mining claims. Management is not aware of any potential future legislation that may have a negative impact on the operation of the mine.


NOTE 3.     GOING CONCERN

            The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which assume that the Company will continue as a going concern basis, including the realization of assets and liquidation of liabilities in the ordinary course of business. For the nine months ended September 30, 1999 (unaudited), the Company incurred net losses during the development stage in the amount of $327,400, reflects a stockholders' equity of $18,159,806 and has minimal operating activities. As more fully described below, uncertainties exist with regard to the Company's ability to generate sufficient cash flows from operations or other sources to meet and fund its commitments with regard to existing liabilities and recurring expenses. These factors raise doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

            As of September 30, 1999 (unaudited), the Company had cash of $10,161. The Company's ability to meet its future obligations in relation to the orderly payment of its recurring general and administrative expenses on a current basis is dependent upon its ability to raise capital through a secondary public offering or other opportunities. Since the Company's sources of liquidity are limited, the Company is unable to project how long it may be able to survive without an infusion of capital from outside sources. However, as of December 31, 1999, the Company has cash reserves of $250,000 raised through a private placement transaction.

      The Company is a start-up company and to date has no revenue from operations. The primary activities to date have been limited to securing rights to the mining claims. Management does not consider the historical results of operations to be representative of future results of operation of the Company. During the months ended December 31, 1999 the Company has been primarily selling its stock to finance its activities. [See Part II, Item 4, Recent Sales of Unregistered Securities]

Liquidity and Cash Resources as of September 30, 1999

      The Company's cash balance reflected $10,161.00 on September 30, 1999, as compared to $-0- on December 31, 1998. Revenues during the last 9 months to $-0-September 30, 1999 as compared to $-0- on December 31, 1998. From Operating Activities, the Company's balance sheet reflects a Net Loss of $327,400 at September 30, 1999.

      A primary source of funds came from the issuance of capital stock. The Company completed one private placement during 1999. The first offering consisted of one million shares offered for $1 per share, with a minimum investment required of $1,000 for 1,000 shares of common stock. Pursuant to this offering, the Company issued 1,000,000 shares. [See Part II, Item 4, Recent Sales of Unregistered Securities]. Income from these sales of capital stock was crucial for overcoming the Company's deficit from operations for 1999. The Company believes its cash on-hand and its subsequent financing will be sufficient to fund its anticipated operations through December 31, 2000.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company is currently renting office space in Coral Gables, Florida, pursuant to an Office Space Lease Agreement with Blumberg/Alhambra Partners, a Florida General Partnership. This lease agreement is for five years. Under this lease agreement, the Company has 1,210 square feet of space. Base rent is $32,670 annually, payable in monthly installments of $2,722.30 per month. The Company believes its facility is adequate to meet its anticipated office requirements for the next five years. There are no related family transactions involved with this lease agreement.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

      The following table sets forth the beneficial ownership of the Company's principal stockholders, defined as parties that own five percent or more of the Common Stock as of December 31, 1998.

      Name and address                              Amount & Nature     Percent
      Of Beneficial Owner

Donald Blackburn .........................         13,000,000 Shares      13%
521 1/2 West Wickenburg Way
Wickenburg, Arizona 85390



            The following table sets forth the beneficial ownership of the Common Stock by the Directors of the Company and by the executive officers and scientific advisors.

Name and address                                Amount & Nature       Percent of
Of Beneficial Owner                                                     Class

All directors, executive ....................       450,000             0.013%
officers as a group

Warren Hemedinger ...........................       250,000             0.007%

Jeffrey Blackburn ...........................       200,000             0.002%







ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The following table sets forth the name, age and position of each officer and director of the Company.


Name                                 Age     Position             Position
                                             Held Since

Warren A. Hemedinger ..........      34      February, 1999       President
410 Catalonia Ave
Coral Gables, Fl. 33134


Gregory Finney ................      37      March 15, 1999       Vice President
317 Bird Road                                                     & Secretary
Coral Gables, Fl. 33146

Jeffrey L. Blackburn ..........      45      August 15, 1999      Vice President
455 North Tegner #53
Wickenburg, AZ 85390




      A brief biographical sketch of each officer and director follows.

      Warren Hemedinger served as President of Medical Arts Training Center, from 1983 to 1997. He managed and budgeted over $4 million in revenue per year on behalf of Medical Arts Training Center and was responsible for all local, state and federal regulations governing federal aid programs and strict educational standards required by the Division of Emergency Medical Services. Mr. Hemedinger managed a staff of 45 and the institution had over 900 students. He was also in charge of public relations and marketing. In 1998, Mr. Hemedinger founded and still serves as Director of the Traders Research Corporation.
Traders Research is a Licensed Introducing Broker for commodities. Mr. Hemedinger's expertise in commodities will lend itself to Orex. Many junior mining companies fail to hedge their physical product by selling the futures contracts. Mr. Hemedinger will analyze the commodities market to assist the Company in hedging.

      Gregory Finney attended Syracuse University from 1980-1984 where he received a bachelor's degree in Business Administration. He began working for Drexel Burnham Lambert, Inc. in 1985 in the margin department and advanced to the trading department. In 1991, he began working for TCI Cable of Westchester as an auditor. In 1997, Mr. Finney moved to Florida and took a position with J.W. Genesis Inc. as margin manager in its operations department where he was responsible for maintaining and enforcing NYSE and SEC margin requirements.

      Jeffrey Blackburn entered an oil field at the age of 18 as a driller for major drilling companies for eight years. Joined Conoco Inc. in 1980 as a Rocky Mountain Region Drilling Foreman. Operator of Water Flood and Special recovery projects where he was Engineering Technician for D.O.E., Amoco, and Conoco joint venture study for tertiary recovery using Xanthan Biopolymer technology. Began college in 1988 at Montana College of Mineral Science and Technology studying Geological Engineering; graduate Asc in Engineering Science in 1991, BSc ACS professional degree in Chemistry in 1992. Attended graduate school at Montana State University from 1992 - 1996 where he worked in the Montana State
University Plant Pathology Department while studying in the PhD Organic Chemistry program. His special expertise includes Geochemical and Geotechnical research and development, extraction and process design, separation science, technical writing and a full range of computer skills.

      Board members are serving without compensation. The Company has not secured Director's Insurance. The Company has also not secured insurance coverage for its officers, and this coverage includes professional liability.

DEPENDENCE ON MANAGEMENT

      The Company's success is principally dependent upon its current management personnel for the operation of its business. In particular, Warren Hemedinger, its President, has played a crucial role in the development and management of the Company. There is no assurance that additional managerial assistance will not be required. If the Company should lose the services of an executive officer or one or more key employees or its ability to attract and retain such personnel, the Company's business, financial condition, results of operations and cash flows will be materially and adversely affected. The Company has an employment agreement with Warren Hemedinger and Gregory Finney [See Exhibits 22 & 23]. The Company does not have "key person" life insurance policies covering these key officers.

ITEM 6. EXECUTIVE COMPENSATION

                       Summary Compensation Table, 1999

      Name & Principal        Salary Paid       Salary to be      Other
      Position                in Cash           Paid in Stock     Compensation

      Warren Hemedinger          $30,000        - 0 -             - 0 -
      President

      Gregory Finney          $20,000           - 0 -             - 0 -
      V. P. & Secretary

      Jeffrey L. Blackburn    $20,000           - 0 -             - 0 -
      Vice President



      Mr. Hemedinger's employment agreement (see Exhibit 22) runs for a term of three years, but it contains a provision which automatically extends this term one year at each anniversary unless one of the parties provides notice that this will not be extended. The base salary for Mr. Hemedinger is $150,000, and the employment agreement stipulates that this shall be multiplied by 10% annually, unless the Company's pre-tax consolidated income is equal to zero for the fiscal year just lapsed, in which case the base salary will not be increased. The contract further provides for an incentive bonus of 5% of the Company's pre-tax consolidated net income. In addition to this salary and the incentive bonus, the contract provides for major medical and hospitalization insurance coverages, including dental for Mr. Hemedinger and his dependents. The contract provides for options to one million shares of the Company's stock, at $.10 (ten cents) per share. Two hundred and fifty thousand shares vested as of September 30, 1999 and another 250,000 shares vested on December 31, 1999. The final 500,000 shares vest on March 30, 2000. The Company is also obligated to pay 100% of his automotive expenses, which includes principal and interest on the car loan or, if applicable, the lease, plus insurance, repairs and maintenance expenses relating to this vehicle. There is also a provision for 5 million restricted shares to be paid as a stock bonus if there is a future merger, acquisition or stock exchange agreement.

      Mr. Finney's employment agreement (Exhibit 23) runs for a term of two years, but like Mr. Hemedinger's contract, it contains a provision which automatically extends this term one year at each anniversary unless one of the parties provides notice that this will not be extended. The base salary for the Mr. Finney is $50,000, and the employment agreement stipulates that this shall be multiplied by 10% annually, unless the Company's pre-tax consolidated income is equal to zero for the fiscal year just lapsed, in which case the base salary will not be increased. In addition to this salary, the contract provides for major medical and hospitalization insurance coverages, including dental for Mr. Finney and his dependents. There is also a provision for 1 million restricted shares to be paid as a stock bonus if there is a future merger, acquisition or stock exchange agreement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Warren Hemedinger and Mr. Finney are both officers and directors of Orex Corporation and they are also directors of Orex Minerals Corporation. The Company is unaware of any other related party transactions.







ITEM 8. DESCRIPTION OF SECURITIES

      The authorized capital stock of the Company consists of 50 million shares, with a par value of $0.0001 per share. This is the only class of securities authorized.

Common Stock

      34,554,000 shares of Common Stock were issued and outstanding as of December 31, 1999. Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefore when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

      Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

Transfer Agent

      The registrar and transfer agent for the Common Stock is Olde Monmouth Stock Transfer Co., Inc. They are located at 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The Company's Common Stock is traded over-the-counter ("OTC") on the Electronic Bulletin Board (the "Bulletin Board") maintained by the National Association of Securities Dealers ("NASD") under the Symbol "ORXX." Before changing its name to Orex, the Company's stock traded as Medalion under the symbol "MMDL".

      As of December 31, 1999, 34,554,000 shares of Common Stock were issued and outstanding.

      The following table sets forth the range of the high and low sales prices for the Common Stock on the OTC Bulletin Board for each quarter for the fiscal year 1998 and 1999.


      Quarter Ending                High              Low

      12/31/99                      .28               .089
      9/30/99                       2.87              .061
      6/30/99                       7.81              2.06
      3/31/99                       5                 1.53
      12/31/98                      7                 2
      9/30/98                       7                 2
      6/30/98                       7                 2
      3/31/98                       5                 5_

      The source of this information is Bloomberg Professional and NASD quotation services. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

Restricted Securities

      A portion of the Company's Common Stock is held by insiders and persons who acquired shares in private offerings. These are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. In general, Rule 144 provides that, during any three month period, each person holding restricted securities can sell an amount of such securities equal to the greater of (a) 1% of the number of outstanding shares or (b) the average weekly reported trading volume of those securities during the preceding four calendar week period, provided that certain conditions are met. One of these conditions is that the stock must be purchased for investment purposes and held for a minimum period of one year and, in some instances at least two years. Sales of these restricted securities under Rule 144 or otherwise by current stockholders of the Company, when these legends are eligible to be lifted, could have a depressive effect on any trading market for Common Stock. No predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales by insiders of significant amounts of the Common Stock of the Company in the public market may adversely affect market prices and may impair the Company's ability to raise capital at that time through additional sale of its equity securities.




No Dividends

      The Company has not declared or paid any dividends on its Common Stock and there is no assurance that the Company will pay dividends in the future. The Company currently intends to retain future earnings to fund the development and growth of its business, to repay indebtedness and for the general corporate purposes; and therefore, does not anticipate paying any cash dividends in the forseeable future. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant.

Secondary Trading Restrictions

     The Company's Common Stock is governed by the Securities and Exchange Commission rule for "penny stocks" (defined as stocks that cost $5.00 or less per share) that imposes additional sales practice burdens and requirements upon broker-dealers which sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the Penny Stock rule, the broker-dealer must make a special suitability determination for the unaccredited purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the penny stock rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of persons now owning or subsequently acquiring the Company's securities to resell such securities in any trading market that may develop. Although the Company's goal is to have its securities included in the National Association of Securities Dealers Automated Quotation System ('NASDAQ'), which would exempt such securities from the above rule, there is no assurance that the Company will meet the stringent NASDAQ listing requirements.

Price Volatility of the Company's Shares

     The Common Stock is traded on the NASD OTC Electronic Bulletin Board. Because of the limited market for Bulletin Board stocks, even mild expressions of interest may have a profound impact upon the stock's price on any given day. Accordingly, Bulletin Board stock customarily experiences above average price fluctuations and volatility. Accordingly, the Company's common shares should be expected to experience substantial price changes in short periods of time, owing to the vagaries of the Bulletin Board exchange for stocks. Even if the Company is performing according to its plan and there is no legitimate financial component for this volatility, it must still be expected that substantial percentage price swings will occur in these securities for the foreseeable future, and percentage changes in stock indices (such as the Dow Jones Industrial Average) could be magnified, particularly in downward movements of the markets.




ITEM 2. LEGAL PROCEEDINGS

      The Company is not a party to any pending legal proceedings and it is not aware of any claims that exist but have not yet been asserted.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

      The Company has had no material disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Private Placement Memorandums

      In late February, 1997, Medalion issued a Private Placement Memorandum. This offering expired on April 30, 1997.

      On February 18, 1999, the Orex Board authorized a second offering of its stock through a private placement memorandum, in which up to 1,000,000 was to be raised.

      On October 20, 1999, pursuant to this Private Placement Offer, 350,000 free trading shares were issued to Manoj Associates. In issuing these shares, the Board relied upon the legal opinion of Roger Kimmel, Jr. & Associates. [See
Exhibit 5.2]

      On October 1, 1999, pursuant to this Private Placement Offer, 430,000 free trading shares were issued to Manoj Associates, LLC. In issuing these shares, the Board relied upon the legal opinion of Roger Kimmel, Jr. & Associates. [See
Exhibit 5.3]

Agreement and Plan of Reorganization

      On or about February 17, 1999, Medalion and Orex entered into a business combination transaction. Pursuant to this transaction, the following stock transfers occurred. All of the 5,347,426 issued and outstanding shares of Orex were transferred to Medalion. Thereafter, in a one-for-one exchange, 5,347,426 shares of Medalion, some of which were restricted and some of which were free trading, were transferred to the following parties:

      Warren Hemedinger       250,000 Shares,  restricted,  bearing legend

      George Levy             250,000 Shares, restricted, bearing legend

      Dr.Henry Rosenberg      250,000 Shares, restricted, bearing legend

      Harry Beninhof          250,000 Shares, restricted,  bearing legend,
                              rescinded and returned to Company treasury

      Jerome & Marilyn        1,050,000 Shares, restricted, bearing legend,
      Stein                   cancelled and returned to Company treasury

      Donald Hawksworth       943,000 Shares, restricted, bearing legend,
                              rescinded and returned to Company treasury

      Evelyn Rivas            1,193,000 Shares, unrestricted, free trading

      Richard Hoffman         250,000 Shares, unrestricted, free trading

      In issuing the 1,193,000 free trading shares to Evelyn Rivas and 250,000 free trading shares to Richard Hoffman, the Company relied upon Rule 504 of Regulation D and the legal opinion of Roland Sanchez Medina Jr. [See Exhibit 5.1]

      In a letter dated March 2, 1999 (see Exhibit 2.1), Doreen Rush of Medalion confirmed to Warren Hemedinger of Orex that in accord with the plan of reorganization of Medalion, that Medalion would deliver the following to Orex Gold Mines, to further consummate the Agreement and Plan of Reorganization:

      Damask Holdings, Ltd.   1,300,000 Shares, free trading
      Harry Tramp             1,300,000 Shares, free trading
      Kelly Johnston          1,300,000 Shares, free trading
      WebcastMedia.net        250,000 Shares, free trading
      Barry Abrams            250,000 Shares, free trading

      On March 1, 1999, Medalion proceeded to enter into five consulting agreements (see Exhibit 8, the Medalion Consulting Agreements) with all of the above named parties. Pursuant to these consulting agreements, the above named parties received the shares noted above. In all of the above cases, the Company relied upon Rule 504 of Regulation D. Copies of consulting agreements, Board Resolutions and treasury orders for the stock are attached as Exhibits 10.1 for Damask Holdings Ltd., 10.2 for Harry Tramp, 10.3 for Kelly Johnston, 10.4 for WebcastMedia.net and 10.5 for Barry Abrams. On March 3, 1999, Medalion's Board issued a Written Consent in Lieu of Special Meeting of the Board and, in this written consent, consummated the reorganization and issued the above free trading stock, as well as some restricted stock. [See Exibit 99.1]

Orex Consulting Agreements

      On March 3, 1999, Orex entered into a consulting agreement that stipulated payment of 8,000,000 free trading shares of stock. Before going forward with these certificates, the stock transfer agent apparently requested and received correspondence from the law firm of McDermott, Will and Emery, dated July 16 and July 22, 1999. The Board also relied upon the opinion of McDermott, Will and Emery. [See Exhibit 5.4]

      On February 6, 1999, Orex entered into a consulting agreement with Micron Mining Company. Pursuant to this agreement, Orex was to issue 1,400,000 free trading shares with pre-emptive rights, after a completion date of August 6, 1999. In issuing these shares as free trading, the Company relied upon the consulting agreement with Micron Mining Company and the legal opinion of Donald
J. Shaw. [Exhibit5.5]



      On August 16, 1999, the Company entered into a business combination transaction with Santa Maria Mining Corporation, a California corporation, and four individuals. Pursuant to this agreement, the individuals received eight million shares of restricted stock. [See Exhibit 2.2]

      On October 21, 1999, the Company entered into a business combination transaction with Arch Mining Company, a Nevada corporation. Pursuant to this agreement, the principals of Arch Mining, Viki Blackburn and Harry Nyce, received five million shares of restricted stock. [See Exhibit 2.3]

Indemnification of Directors and Officers

      On February 28, 1999, Orex filed a Certificate of Amendment of Certificate of Incorporation of Medalion Services, Inc. Paragraph 2 of this Amendment stated that "To the fullest extent permitted by the General Corporation Law of Delaware, ... no director of the corporation shall be personally liable for monetary damages for breach of his/her fiduciary duty as a director. The Corporation shall indemnify each officer and director of the corporation to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware..." As a result of the Company's Certificate of Amendment and Delaware law, stockholders may have more limited rights to recover against directors for breach of fiduciary duty than as compared to the standard of care imposed upon a director in the state where the investor resides. In addition, to the fullest extent permitted by Delaware law, the Company shall indemnify its corporate officers.

      Stockholders may have rights for indemnification for liabilities arising under the Securities Act against directors, officers and controlling persons of the Registrant, notwithstanding the explicit language in Section 145 of the Delaware Corporation Law, because the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Delaware Corporation Law and is, therefore, unenforceable. In the event of a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.









                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


OREX CORPORATION



By /s/ Warren Hemedinger
President